SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2001

                                AT&T Canada Inc.
                 (Translation of registrant's name into English)

                                   Suite 1600
                           200 Wellington Street West
                                Toronto, Ontario
                                 Canada M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F |_|                      Form 40-F |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes   |_|                          No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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[MONTAGE eIntegration logo]                                   [AT&T Canada logo]

FINAL

              AT&T Canada Invests in Growth of eBusiness Capability

             Acquisition of Canadian Leader MONTAGE Adds World-Class eBusiness Expertise to National Communications Provider

Toronto, ON (May 8, 2001) -- AT&T Canada, Canada's largest national competitive broadband business services provider and competitive local exchange carrier and a leader in Internet and eBusiness services, today announced it will acquire MONTAGE eIntegration Inc., a Canadian leader in eBusiness services.

MONTAGE is a leading  eBusiness  solutions  integrator  focused  exclusively  on
transforming  traditional   organizations  into  connected  enterprises  through
Internet technologies.

When combined with AT&T Canada's existing eBusiness capability the new eBusiness unit of the company will be one of the largest providers in Canada focused exclusively on eIntegration services with more than 600 eBusiness professionals.

"We are very pleased to be able to invest in the growth of eBusiness services in Canada and welcome MONTAGE, a Canadian leader in this market to our team." said John McLennan, Vice-Chairman & CEO, AT&T Canada. "This move is another exciting step forward in our strategy to increase our value proposition to our customers. Our growing eBusiness capability when combined with our excellence as a national carrier, offers business customers one of the most powerful suites of communications and IT services."

As a result of this agreement MONTAGE will add national service delivery capabilities, that are highly complementary to those of AT&T Canada. AT&T Canada has been strengthening its eBusiness capability and in June, 2000 acquired DMC, a Toronto-based eBusiness firm specializing in the delivery of electronic commerce applications to blue chip Canadian corporations.

"We are delighted to be joining forces with AT&T Canada," said Steve Byrne, President, MONTAGE. "We are bringing together two formidable teams to further strengthen our position as a Canadian leader. Our combined knowledge and expertise will create a world-class platform in this space."



"This innovative eBusiness capability has global potential and is an example of how Canada can use its brainpower to compete at an international level in the communications industry," McLennan said.

The new AT&T Canada eBusiness services division will offer consulting services to develop and implement eBusiness strategies by harnessing the power of Internet technologies designed to help customers make the best use of emerging technologies and build on the value of their existing legacy systems. Services range from enterprise resource planning to web-enabled supply chain management and web security services.

 "When combined with our existing Internet hosting, access and security capability, we will be uniquely positioned to use web technologies to help customers run their businesses better," said Mike Kologinski, Senior Vice-President, Internet and eBusiness Services, AT&T Canada.

Founded in 1986, MONTAGE employs more than 400 eBusiness professionals throughout North America. The company has enjoyed solid financial growth and strong employee retention while fostering long-term marquis client relationships. MONTAGE is an award-winning eBusiness firm having recently been recognized as one of Canada's 50 Best Managed Private Companies by CIBC, The National Post and Arthur Andersen earlier this year.


About MONTAGE -
MONTAGE is a leader in today's high technology marketplace, providing eIntegration(TM) to companies positioning themselves for success in the new economy. By developing customized Internet and eBusiness strategies, MONTAGE helps companies create seamless electronic connections with employees, suppliers and customers to gain competitive advantages. Providing global reach for over 15 years, MONTAGE services include eCommerce, eCRM, eSupply, enterprise resource planning (eRP), business intelligence (eBi), eSecurity, and eSupport for both business-to-business and business-to-consumer applications. Clients include Nortel, JDS Uniphase, Epcor, Government of Canada, TransCanada Pipelines, Canada 3000, United Nations, ADP, Enbridge and Suncor. For more information, please visit www.MONTAGE.ca.

About DMC
DMC, a division of AT&T Canada, is a Toronto-based eBusiness and web enablement leader specializing in the delivery of electronic commerce applications, enterprise scale Internet and Intranet-based solutions, distributed multi-tier client/server systems, and data warehouse solutions for Canada's blue chip industry leaders. DMC has more than 200 Internet and eBusiness professionals and a client roster that includes many of Canada's largest and most successful businesses. Visit DMC's web site, www.dmc.on.ca for more information.


About AT&T Canada:
AT&T Canada is the country's largest competitive national broadband business services provider and competitive local exchange carrier and a leading provider of Internet and eBusiness services. With over 18,500 route kilometres of local and long haul broadband fiber optic network and world class data, Internet, web hosting and eBusiness enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate and compete locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com, for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:                                      Investors and Analysts:
Ian Dale                                    Brock Robertson
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com

May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com

Patricia Kaiser
MONTAGE eIntegration Inc.
905-602-7700
patricia.kaiser@MONTAGE.ca

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AT&T CANADA INC.
                                (Registrant)


Date:  May 14, 2001             By: /s/ Scott Ewart
                                 -----------------------------------------------
                                Name:  Scott Ewart
                                Title: Senior Vice President, General Counsel,
                                       Secretary & Chief Privacy Officer